SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                     FORM 11-K
                                   ANNUAL REPORT

                         Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934

                     For the Fiscal Year End December 31, 1994

                      Citizens Utilities 401(k) Savings Plan
                             (Full title of the Plan)

                            Citizens Utilities Company
                   High Ridge Park, Stamford Connecticut  06905
            (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)


                           Commission File Number 001-11001

                                    SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed by the duly authorized undersigned there unto duly authorized.

Date: March 31, 1995            By:    Citizens Utilities Company,
                                       Plan Administrator of the
                                       Citizens Utilities 401(k)
                                       Savings Plan




                                       By:   Livingston E. Ross
                                             -----------------------------
                                             Livingston E. Ross
                                             Vice President and Controller

                     Citizens Utilities 401(k) Savings Plan
                    Index to Financial Statements and Schedules



                                                                          Page
                                                                          ----

Independent Auditors' Report                                               3

Financial Statements:
      Statements of Plan Equity as of
             December 31, 1994 and 1993                                    4

      Statements of Income and Changes in Plan
             Equity for the Years Ended
                   December 31, 1994, 1993 and 1992                        5

      Notes to Financial Statements                                      6-9

Schedules:

  I - Investments as of December 31, 1994                                 10

 II - Allocation of Plan Equity to Investment
      Options as of December 31, 1994 and 1993                         11-12

III - Allocations of Plan Income and Changes in
      Plan Equity to Investment Options for the
      Years Ended December 31, 1994, 1993 and 1992                     13-15

Independent Auditors' Consent                                      Exhibit 1

                          Independent Auditors' Report
                           ----------------------------


Citizens Utilities Company, Plan Administrator  of the
Citizens Utilities 401(k) Savings Plan:

We have audited the financial statements of the Citizens Utilities 401(k) Savings Plan as listed in the accompanying index. In connection with our audits of the financial statements, we have also audited the supporting schedules as listed in the accompanying index. These financial statements and supporting schedules are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supporting schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan equity of the Citizens Utilities 401(k) Savings Plan at December 31, 1994 and 1993, and the income and changes in plan equity for each of the years in the three-year period ended December 1994 in conformity with generally accepted accounting principles. Also in our opinion, the related supporting schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


                                                       KPMG PEAT MARWICK LLP

New York, New York
March 31, 1995

                     Citizens Utilities 401(k) Savings Plan
                             Statements of Plan Equity

                                                              December 31,
Assets                                                   1994            1993
- ------                                                   ----            ----
Investments:
    Stock Fund - at market value (Cost
      $4,301,431 in 1994 and $1,296,264
      in 1993)                                        $ 4,035,479    $ 1,897,308

    Guaranteed Income Fund - at
         contract value                                 3,188,950      1,236,245

    Equity Fund - at market value
         (Cost $871,290 in 1994
         and $102,782 in 1993)                            853,531        113,092

    Bond Fund - at market value
         (Cost $144,216 in 1994
         and $49,825 in 1993)                             141,114         49,726

Cash and cash equivalents                               3,282,253         19,945
Contributions receivable                                  528,199        212,746
Loans receivable                                          505,017         64,961
Other receivables                                         117,672         13,440
                                                       ----------     ----------
    Total Assets                                       12,652,215      3,607,463
                                                       ----------     ----------

Liabilities and Plan Equity
- ---------------------------
Accounts Payable                                           36,293        120,998
Distributions payable to participants                      12,644         13,002
                                                       ----------     ----------
    Total Liabilities                                      48,937        134,000
                                                       ----------     ----------

    Plan Equity                                       $12,603,278     $3,473,463
                                                       ==========     ==========

See accompanying notes to financial statements
                       Citizens Utilities 401(k) Savings Plan
                  Statements of Income and Changes in Plan Equity

                                               Year Ended December 31,
                                      ----------------------------------------
                                        1994             1993            1992
                                        ----             ----            ----

Investment income:
    Dividends                     $        120        $        0     $      745
    Interest                           197,179            83,963         52,277
                                   -----------        ----------     ----------
         Total Investment income       197,299            83,963         53,022

Realized gains (losses):
    Stock Fund                          39,604            29,334          1,302
    Equity Fund                         10,269             1,546         (1,829)
    Bond Fund                             (159)               14              0
                                   -----------        ----------     ----------
         Total realized gains
         (losses)                       49,714            30,894           (527)

Unrealized appreciation (depreciation):
    Stock Fund                      (1,015,727)          341,686        164,972
    Guaranteed Income Fund             195,220                 0              0
    Equity Fund                        (27,187)            6,527          5,611
    Bond Fund                           (3,190)             (355)           256
                                   -----------        ----------     ----------
         Total unrealized appreciation
             (depreciation)           (850,884)          347,858        170,839

Transfer into Plan:
    GTE Hourly Savings Plan Assets   7,601,749                 0              0

Contributions:
    Employees                        2,226,148         1,053,460        978,241
    Employer                            46,874                 0              0
                                   -----------        ----------     ----------
         Total contributions         2,273,022         1,053,460        978,241

Distributions                         (133,008)          (27,524)       (68,416)
Participants' contributions used for
    life insurance policy payments      (8,077)           (9,909)       (10,598)
                                   -----------        ----------     ----------

Change in Plan Equity                9,129,815         1,478,742      1,122,561

Plan Equity, beginning of year       3,473,463         1,994,721        872,160
                                   -----------        ----------     ----------

Plan Equity, end of year           $12,603,278        $3,473,463     $1,994,721
                                   ===========        ==========     ==========

See accompanying notes to financial statements

                      Citizens Utilities 401(k) Savings Plan
                           Notes to Financial Statements
                   Years Ended December 31, 1994, 1993 and 1992

(1)   Summary of Significant Accounting Policies
      ------------------------------------------

      (a)    Basis of Presentation
             ---------------------

             The Citizens Utilities 401(k) Savings Plan (the "Plan") provides Participants with five investment options: a Citizens Utilities Company (the "Company") Common Stock Series B Stock Fund a Guaranteed Income Fund, an Equity Fund, a Bond Fund, and Life Insurance.

             On December 31, 1993, the Company acquired from GTE Corp. certain telecommunications operations in Idaho, Tennessee, Utah and West Virginia. On June 30, 1994, the Company acquired from GTE Corp. telecommunications operations in New York. Effective January 1, 1994, participants in the GTE Hourly Savings Plan from the acquired GTE properties in West Virginia, Tennessee and Utah became participants in the Plan. Assets of the GTE Hourly Savings Plan totalling $4,148,109, exclusive of loan balances, were transferred to the Plan on August 30, 1994. Effective July 1, 1994, participants in the GTE Hourly Savings Plan from the acquired GTE Property in New York became participants in the Plan. Assets of the GTE Hourly Savings Plan totalling $3,015,450, exclusive of loan balances, were transferred to the plan on November 2, 1994.

      (b)    Stock Fund
             ----------

             The stock fund invests in shares of the Company's Common Stock Series B. Stock dividends are paid on the Common Stock Series B in additional full and fractional shares. Stock dividends are not reported as dividend income in the Statements of Income and Changes in Plan Equity, rather, stock dividends are capital transactions which have the effect of increasing plan shares and decreasing per share cost. Shares received from stock dividends in 1994, 1993 and 1992 were 8,688, 2,966 and 1,166, respectively.

     (c)    Guaranteed Income Fund
             ----------------------
                                                                     Annual
                                                                     Compound
Guaranteed Income                    Contribution       Maturity     Rate of
Contract Issuer                      Period               Date       Return
- -----------------                   ------------------  --------    ---------

New York Life Ins., Co.                     9/8/94          6/30/99      7.11%
John Hancock Mutual Life Ins., Co.     7/1/94 to 6/30/95    6/30/98      6.94%
Principal Mutual Life Ins., Co.        7/1/93 to 6/30/94    6/30/99      5.60%
Pacific Mutual Life Ins., Co.          7/1/92 to 6/30/93    6/30/97      7.30%

             The Guaranteed Income Fund pays a blended interest rate for contracts purchased since July 1, 1992. This Blended Interest Rate is calculated using a weighted average of contract assets and the above annual compound rates of return. The blended interest rate is projected using assets in the above contracts and varies as contracts mature, as new contracts are purchased and with deposit and withdrawal experience.

             Investments made in this Fund between July 1, 1991 and June 30, 1992 earn a rate of return determined under a guaranteed insurance contract issued by the General American Life Insurance Company. This contract matures on June 30, 1996 and bears an annual compound rate of return of 8.30%.

      (d)    Equity Fund
             -----------

             Prior to June 30, 1994, contributions were invested in Capital Initiatives Equity Total Return Account Contract ("Equity TRAC"). The return on the Equity Fund was linked to the performance of the Standard and Poor's 500 Index. Contributions made after June 30, 1994 are invested in the Index Trust 500 portfolio managed by the Vanguard Group. This fund is a passive equity management vehicle which seeks to replicate the total return of the Standard and Poor's 500 stock index with dividends reinvested. The Equity Fund's balance as of June 30, 1994 was transferred to the Vanguard Index Trust 500 Portfolio.

       (e)   Bond Fund
             ---------

             Contributions are invested in the GNMA Bond Fund managed by the Vanguard Group. The fund is comprised primarily of securities backed by the "full faith and credit of the U.S. Government". Dividends are received in cash and reinvested in additional Bond Fund shares.

      (f)    Life Insurance
             --------------

             After January 1, 1992 the life insurance option is no longer offered to existing and newly eligible participants. Prior to 1992 life insurance, which may cover the participant, his/her spouse and dependent children, was provided by Inter-American Life Insurance Company ("Inter-American"). Participants who maintained life insurance policies prior to January 1, 1992 had their coverage remain intact. These Participants may continue to have up to 25% of their contributions used to pay premiums on a selected amount of life insurance coverage. Insurance certificates are issued to Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

             On December 23, 1991, the Circuit Court of Cook County, Illinois entered an Order of Liquidation with a Finding of Insolvency against Inter-American. The Order of Liquidation has no effect on Plan assets as the Participants' contributions used to purchase life insurance policies are not assets of the Plan. The face values of the policies and cash surrender values of the InterAmerican policies have been assumed by Jackson National Life Insurance Company and Commonwealth Life Insurance Company.

      (g)    Loans
             -----

             A Participant in the Plan for two years or more may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000, in both cases limited to the Participant's salary deferral account balance on the valuation date preceding the date on which the loan is made. The loans are allocated to a Loan Fund. The interest rate on the loans is equal to the prime interest rate in effect at the beginning of the month in which loans are approved and remains fixed at that rate. Loan repayments are made through payroll deductions and are credited to the Participants' accounts as the payments are made. In the event of termination of employment, a Participant's loan note is generally canceled and the Participant's distribution is reduced by the amount of the outstanding loan balance.

(2)   Administration of the Plan
      --------------------------

      Plan contributions are deposited with PNC Bank, the Plan Trustee. Plan administration costs are paid by the Company, the Plan Sponsor.

(3)   Eligibility
      -----------

      Employees of the Company or its subsidiaries whose terms and conditions of employment are determined under collective bargaining agreements are entitled to participate in the Plan. Enrollment dates are on January
      1 and July 1 of each year. At December 31, 1994 there were 1,640 employees eligible to participate in the Plan and 1,370 participants in the Plan.

(4)   Contributions
      -------------

      Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may continue to elect to make specific dollar allocations to purchase life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the four investment options specified below. At December 31, 1994 the number of accounts in each fund option was as follows:

                                                              Number of
                                                               Accounts
                                                              ---------

             Investment Option:
               Stock Fund                                       1,079
               Guaranteed Income Fund                           1,037
               Equity Fund                                        479
               Bond Fund                                          202
             Life Insurance                                        28
             Loan Fund                                            129

      Beginning July 1, 1994, certain bargaining units are entitled to receive a Company contribution equal to 50% of the first 6% of each Participant's compensation (as defined by the Plan). Company contributions are invested entirely in the Stock fund.

(5)  Vesting
      -------

      Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants eligible for Company contributions become 100% vested in the Company's contributions and the related earnings on the Company's contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                     Vested Percentage
                                                     of Company's
                                                     Contributions and
             Years of Service                        Related Earnings
             ----------------                        -----------------

             Less than 2 years                              0%
             2 years but less than 3 years                  40%
             3 years but less than 4 years                  60%
             4 years but less than 5 years                  80%
             5 years or more                                100%

      Non-vested forfeited employer contributions are used to reduce future Company contributions.

(6)   Termination of Plan
      -------------------

      The Company's Board of Directors has the right under the terms of the Plan to discontinue contributions at any time and to terminate the Plan, subject to any limitations under collective bargaining agreements and the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").

(7)   Distribution of Benefits
      ------------------------

      Upon termination of employment, a Participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. The distribution must begin on or before April 1st of the calendar year following the year the Participant attains age 70 1/2.

(8)   Federal Income Tax
      ------------------

      The Plan is considered to be a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code, as amended and, as such, the Trust established thereunder is exempt from payment of federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. A determination letter has been requested from the Internal Revenue service confirming such status.
           Schedule I

                            Citizens Utilities 401(k) Savings Plan
                                          Investments
                                       December 31, 1994



                                                 Cost or            Market or
                                 Number          Contract           Contract
                                of Shares          Value              Value
                                ---------        --------           ---------
Stock Fund
- ----------

Citizens Utilities Company
    Common Stock Series B       319,642        $4,301,431        $4,035,479
                                =======        ==========        ==========

Guaranteed Income Fund
- -----------------------

Guaranteed Income Fund                         $3,188,950        $3,188,950
                                               ==========        ==========

Equity Fund
- -----------

Vanguard Index Trust Fund        19,863        $  871,290        $  853,531
                                =======        ==========        ==========

Bond Fund
- ----------

Vanguard GNMA Fund               14,730        $  144,216        $  141,114
                                =======        ==========        ==========

                                                                  Schedule II

                                 Citizens Utilities 401(k) Savings Plan
                             Allocation of Plan Equity to Investment Options
                                            December 31, 1994

                                                                     Insurance or
                                      Guaranteed                     Disbursement      Loan
                        Stock Fund    Income Fund    Equity Fund     Bond Fund        Fund         Fund
                        ----------    ------------   -----------     ---------   ------------     -------

Assets:
Investment in Stock
  Fund - at market value
                        $4,035,479     $       --     $     --       $    --      $    --      $    --

Investment in Guaranteed
  Income Fund - at
  contract value                --      3,188,950           --            --           --           --

Investment in Equity
  Fund - at market value        --             --      853,531            --           --           --

Investment in Bond Fund -
  at market value               --             --           --       141,114           --           --

Cash and cash
  equivalents            1,557,752        810,346      728,312       185,843           --           --
Contributions
  receivable               282,448        154,119       71,108        20,524           --           --
Loans receivable                --             --           --            --           --      505,017
Other receivables           25,215         39,808       17,378         1,332           --       33,939
                        ----------     ----------     --------       -------      --------     -------

  Total Assets           5,900,894      4,193,223    1,670,329       348,813           --      538,956
                        ----------     ----------     --------       -------      --------     -------

Liabilities:
Accounts payable                                            --                      2,354       33,939
Distributions payable
  to participants               66         12,578                                      --           --
                        ----------     ----------     --------       -------      --------     -------

  Total Liabilities             66         12,578                                   2,354       33,939
                        ----------     ----------     --------       -------      --------     -------

  Plan Equity           $5,900,828     $4,180,645   $1,670,329      $348,813      $(2,354)    $505,017
                        ==========     ==========     ========       =======      ========     =======
Schedule II-1

                                 Citizens Utilities 401(k) Savings Plan
                             Allocation of Plan Equity to Investment Options
                                            December 31, 1993

                                                                                Insurance or
                                      Guaranteed                                Disbursement      Loan
                       Stock Fund    Income Fund    Equity Fund     Bond Fund        Fund         Fund
                       ----------    ------------   -----------     ---------   ------------     -------

Assets:
Investment in Stock
  Fund - at market value
                        $1,897,308     $       --     $     --       $    --      $    --      $    --

Investment in Guaranteed
  Income Fund - at
  contract value                --      1,236,245           --            --           --           --

Investment in Equity
  Fund - at market value        --             --      113,092            --           --           --

Investment in Bond
  Fund - at market value        --             --           --        49,726           --           --

Cash and cash equivalents       --             --           --            --         5,035      14,910
Contributions
  receivable                97,557             --        7,887         2,182       105,120          --
Loans receivable                --             --           --            --            --      64,961
Other receivables            1,351          9,412           80           268            30       2,299
                        ----------     ----------     --------       -------      --------     -------

  Total Assets           1,996,216      1,245,657      121,059        52,176       110,185      82,170
                        ----------     ----------     --------       -------      --------     -------

Liabilities:
Accounts payable            11,992         82,322           --           234         9,254      17,196
Distributions payable
  to participants            4,098          8,112          654           138            --          --
                        ----------     ----------     --------       -------      --------     -------

  Total Liabilities         16,090         90,434          654           372         9,254      17,196
                        ----------     ----------     --------       -------      --------     -------

  Plan Equity           $1,980,126     $1,155,223     $120,405       $51,804      $100,931     $64,974
                        ==========     ==========     ========       =======      ========     =======
Schedule III

                                 Citizens Utilities 401(k) Savings Plan
                          Allocation of Plan Income and Changes in Plan Equity
                                          To Investment Options
                                      Year Ended December 31, 1994

                                        Guaranteed                                 Insurance
                          Stock Fund   Income Funds    Equity Fund   Bond Fund       Fund      Loan Fund
                          ----------   ------------    -----------   ---------   ------------  ---------

Investment Income:
  Dividends               $      --      $       --      $     120     $    --      $     --   $     --
  Interest                    21,977        105,415         22,272       4,332        28,764     14,419

Realized gains (losses)       39,604             --         10,269        (159)           --         --

Unrealized appreciation
  (depreciation)          (1,015,727)       195,220        (27,187)     (3,190)           --         --

Transfer into Plan:
  GTE Hourly Savings
  Plan Assets              3,475,215      2,131,620      1,313,457     243,266            --    438,191

Contributions:
  Employees                1,192,647        708,752        251,258      65,414         8,077         --
  Employer                    46,874             --             --          --            --         --
                         ------------    -----------      ---------------------     ---------  --------
Total Contributions        1,239,521        708,752        251,258      65,414         8,077         --

Net transfers - other
                             189,232         39,675        (22,380)    (13,873)     (132,049)  (60,605)
Net transfers - loans
                              18,596        (71,642)         3,598       1,410            --    48,038
Distributions                (47,716)       (83,618)        (1,483)       (191)           --         --
Participants'
  contributions used
  for life insurance
  policy payments                 --             --             --          --        (8,077)        --
                          ----------     ----------       --------     -------      --------   --------

Changes in Plan Equity     3,920,702      3,025,422      1,549,924     297,009      (103,285)  440,043
                          ----------     ----------       --------     -------      --------   --------

Plan Equity,beginning
  of year                  1,980,126      1,155,223        120,405      51,804       100,931     64,974
                          ----------     ----------       --------     -------      --------   --------

Plan Equity, end
  of year                 $5,900,828     $4,180,645     $1,670,329     $348,813      $(2,354)  $505,017
                          ==========     ==========       ========     =======      ========   ========
Schedule III-1

                                 Citizens Utilities 401(k) Savings Plan
               Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                            December 31, 1993


                                        Guaranteed                                 Insurance
                        Stock Fund     Income Fund     Equity Fund   Bond Fund       Fund      Loan Fund
                        ----------     ------------    -----------   ---------   ------------  ---------

Investment Income:
  Dividends             $      --       $       --      $     --      $    --     $     --     $     --
  Interest                     --           79,392           175        2,348           69        1,979

Realized gains              29,334              --         1,546           14           --           --

Unrealized appreciation
  (depreciation)           341,686              --         6,527         (355)          --           --

Employee contributions     550,024         410,270        65,244       22,392        5,530           --

Net transfers - other
                            79,077         (64,278)      (12,474)      (2,325)          --           --
Net transfers - loans
                           (18,569)        (42,445)       (2,058)          77           --       62,995
Distributions               (6,026)        (19,368)       (1,992)        (138)          --           --
Participants'
  contributions used
  for life insurance
  policy payments               --              --            --           --       (9,909)          --
                        ----------      ----------      --------      -------     --------     --------

Changes in Plan Equity     975,526         363,571        56,968       22,013       (4,310)      64,974
                        ----------      ----------      --------      -------     --------     --------

Plan Equity,beginning
  of year                1,004,600         791,652        63,437       29,791      105,241           --
                        ----------      ----------      --------      -------     --------     --------

Plan Equity, end
  of year               $1,980,126      $1,155,223      $120,405      $51,804     $100,931     $ 64,974
                        ==========      ==========      ========      =======     ========     ========
Schedule III-2

                              Citizens Utilities 401(k) Savings Plan
            Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                         December 31, 1992



                                           Guaranteed                                 Insurance
                            Stock Fund    Income Fund     Equity Fund    Bond Fund      Fund
                            ----------    ------------    -----------    ---------   -----------

Investment Income:
    Dividends            $        --        $     --       $   745        $    --       $     --
    Interest                      --          50,889            --          1,353             35

Realized gains (losses)        1,302              --        (1,829)            --             --

Unrealized appreciation      164,972              --         5,611            256             --

Employee contributions       413,861         415,021        53,078         18,361         77,920

Net Transfers - other         35,631             327       (45,779)         9,821             --
Distributions                (25,665)        (42,719)          (32)            --             --
Participants'
    contributions used
    for life insurance
    policy payments               --              --            --             --        (10,598)
                          ----------        --------       -------        -------       --------

Changes in Plan Equity       590,101         423,518        11,794         29,791         67,357
                          ----------        --------       -------        -------       --------
Plan Equity,beginning
    of year                  414,499         368,134        51,643             --         37,884
                          ----------        --------       -------        -------       --------
Plan Equity, end
    of year               $1,004,600        $791,652       $63,437        $29,791       $105,241
                          ==========        ========       =======        =======       ========